SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Republic New York Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $5.00 Per Share
                         (Title of Class of Securities)

                                    760719104
                                 (CUSIP Number)

                              Richard E. T. Bennett
                     General Manager and Group Legal Adviser
                                HSBC Holdings plc
                             10 Lower Thames Street
                                 London EC3R 6AE
                                 United Kingdom
                                 44-171-260-0926
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 10, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760719104

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HSBC Holdings plc ("HSBC")

    IRS Identification Number Pending

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [  ]
    (b) [  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC, OO (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    2,600 shares (See Item 5)

8.  SHARED VOTING POWER

    31,044,228 (See Items 4 - 6)(1)

9.  SOLE DISPOSITIVE POWER

    2,600 (See Item 5)

10. SHARED DISPOSITIVE POWER

    None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,046,828 (See Items 4 - 6)(1)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.5% (1)

14. TYPE OF REPORTING PERSON

    HC



(1) The reporting person disclaims beneficial ownership of 31,044,228 of such shares (constituting approximately 29.5% of the outstanding shares of Republic New York Corporation common stock). Beneficial ownership of such 31,044,228 shares is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholders Agreement described in Items 4 and 5.

Item 1.  Security and Issuer

This statement relates to shares of common stock, par value $5.00 per share (the "RNYC Common Stock"), of Republic New York Corporation ("RNYC"). The address of RNYC's principal executive offices is 452 Fifth Avenue, New York, NY 10018.

Item 2.  Identity and Background

     (a) - (c) and (f). This statement is being filed by HSBC Holdings plc, a bank holding company organized and existing under the laws of England ("HSBC"). HSBC is an international banking and financial services company headquartered in London, United Kingdom. HSBC provides complete financial services to individuals and institutions through a network comprising more than 5,000 offices in 79 countries and territories, operating in the Asia-Pacific region, Europe, the Americas, the Middle East and Africa. HSBC's principal operating entity in the US, HSBC Bank USA, is a New York State regional banking institution with 374 branches in New York and two in Pennsylvania. The address of HSBC is 10 Lower Thames Street, London EC3R 6AE, United Kingdom.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of HSBC are set forth in Annex A hereto and are incorporated herein by reference.

     (d) - (e). During the last five years, neither HSBC nor, to the best knowledge of HSBC, any executive officer or director of HSBC, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to the RNYC Stock Option Agreement described in Item 4, RNYC has granted to HSBC an option to purchase up to 20,929,000 shares of RNYC Common Stock at a price of $72.00 per share, exercisable only upon the occurrence of certain events. The exercise of such option to purchase the full number of shares of RNYC Common Stock currently covered thereby would require aggregate funds of $1,506,888,000. If HSBC were to purchase shares of RNYC Common Stock pursuant to the RNYC Stock Option Agreement, HSBC currently anticipates that such funds would be provided from HSBC's working capital.

Item 4.  Purpose of Transaction

     On May 10, 1999, HSBC, RNYC and Safra Republic Holdings S.A. entered into a Transaction Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a wholly owned Maryland corporate subsidiary of HSBC will be merged with and into RNYC (the "Merger"), with RNYC being the surviving corporation.

     As a result of the Merger, each outstanding share of RNYC Common Stock (excluding treasury and certain other shares) will be converted into the right to receive $72.00 in cash. All outstanding RNYC preferred stock (excluding treasury and certain other shares) shall remain unchanged as issued and outstanding preferred stock of the surviving corporation. Consummation of the Merger would result in the RNYC Common Stock ceasing to be listed on the New York Stock Exchange and the International Stock Exchange of the United Kingdom and The Republic of Ireland, Ltd. and becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     Pursuant to the Merger Agreement, RNYC has agreed not to pay quarterly dividends on RNYC Common Stock in excess of current quarterly dividends.

     The Merger is subject to the satisfaction of certain conditions including receipt of RNYC stockholder and regulatory approvals, as set forth in the Merger Agreement. The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     As a condition and inducement to HSBC's entering into the Merger Agreement, RNYC entered into a Stock Option Agreement (the "RNYC Stock Option Agreement") with HSBC whereby RNYC has granted to HSBC an option (the "Option") to purchase up to 20,929,000 newly-issued shares of RNYC Common Stock at a price of $72.00 per share, exercisable only upon the occurrence of certain events. Under certain circumstances set forth in the RNYC Stock Option Agreement, HSBC, as grantee of the Option, may relinquish the Option in exchange for a payment of $325 million or, under certain circumstances, for a larger amount. The Notional Total Profit (as defined in the RNYC Stock Option Agreement) which HSBC, as grantee of the Option, may realize from the Option may not exceed $425 million. The RNYC Stock Option Agreement is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

     As a further condition and inducement to HSBC's entering into the Merger Agreement, RNYC Holdings Limited, a Gibraltar corporation ("Holdings"), Congregation Beit Yaakov (solely as beneficiary of a life estate of shares beneficially owned by RNYC Holdings Limited and, together with Holdings, the "Stockholder"), Saban S.A., a Panamanian corporation and Mr. Edmond J. Safra entered into a Stockholders Agreement (the "Stockholders Agreement") with HSBC whereby the Stockholder has agreed to vote its shares of RNYC Common Stock in favor of the Merger Agreement and the Merger for the period specified in the Stockholders Agreement and not to consent to any Alternative Transaction (as defined in the Stockholders Agreement) or any action that would materially delay, prevent or frustrate the transactions contemplated by the Merger Agreement, and has granted an irrevocable proxy to HSBC solely to effectuate such agreement. Holdings is the record and, subject to the life estate of Congregation Beit Yaakov, beneficial owner of 31,044,288 shares of RNYC Common Stock. The Stockholders Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

     The preceding summary of certain provisions of the Merger Agreement, the RNYC Stock Option Agreement and the Stockholders Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

     HSBC may, from time to time, make purchases of up to an aggregate of 4.99% of the outstanding RNYC Common Stock in open market purchases or otherwise. Any such purchases in excess of $15 million would be subject to the prior filing of a notification form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the expiration or early termination of the waiting periods thereunder.

     Except as set forth in this Item 4, HSBC has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) and (b). Pursuant to the RNYC Stock Option Agreement, HSBC has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 20,929,000 shares of RNYC Common Stock (the "Option Shares"), which represents beneficial ownership of approximately 19.9% of the shares of RNYC Common Stock currently outstanding (and approximately 16.6% of the shares that would be outstanding following such exercise). If HSBC were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the RNYC Stock Option Agreement, investment power with respect thereto; provided that HSBC has agreed that for one year from the date of exercise, in connection with any RNYC stockholder meeting at which a vote is taken with respect to an Acquisition Proposal (as defined in the RNYC Stock Option Agreement), HSBC shall vote all shares of RNYC Common Stock acquired pursuant to the Option then beneficially owned by it in the same proportion as all other outstanding shares of RNYC Common Stock. Because of the limited circumstances in which the Option is exercisable, HSBC disclaims beneficial ownership of the Option Shares.

     Pursuant to the Stockholders Agreement, the Stockholder has granted HSBC an irrevocable proxy to implement its voting agreement as to the Merger and certain related matters with respect to 31,044,288 shares of RNYC Common Stock (the "Proxy Shares"), which represents approximately 29.5% of the shares of RNYC Common Stock currently outstanding. As a result of the Stockholders Agreement, HSBC may be considered to have shared voting power with respect to the Proxy Shares. HSBC does not have any investment power with respect to the Proxy Shares. Because of the limited scope of the proxy granted pursuant to the Stockholders Agreement, HSBC disclaims beneficial ownership of the Proxy Shares.

     As of May 17, 1999, certain HSBC subsidiaries (and, therefore, HSBC) may be deemed to be the beneficial owner of, to the best of HSBC's knowledge, 2,600 shares of RNYC Common Stock, which shares are held in a fiduciary capacity (the "Fiduciary Shares"). HSBC subsidiaries have sole voting and investment power with respect to all of such Fiduciary Shares. HSBC disclaims beneficial ownership of all of the Fiduciary Shares.

     To the best of its knowledge, no executive officer or director of HSBC beneficially owns any shares of RNYC Common Stock.

     (c) Except for the Option Agreement and the Stockholders Agreement, there have been no transactions in shares of RNYC Common Stock by HSBC, or, to the best knowledge of HSBC, any of HSBC's executive officers and directors during the past 60 days.


     (d) As described in paragraphs (a) and (b) above, HSBC and various subsidiaries of HSBC may be deemed to be beneficial owners of shares of RNYC Common Stock in trust accounts for customers with sole, shared or no investment powers. The beneficiaries of such trust accounts have the power to direct the payment of dividends and proceeds from the sale of such shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Items 4 and 5.

     Except as set forth in Items 3, 4, 5 and 6, neither HSBC nor, to the best knowledge of HSBC, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of RNYC.

Item 7.  Materials to be Filed as Exhibits

99.1 Transaction Agreement and Plan of Merger, dated as of May 10, 1999, by and among HSBC Holdings plc, Republic New York Corporation and Safra Republic Holdings S.A.

99.2 Stock Option Agreement, dated as of May 10, 1999, by and between Republic New York Corporation and HSBC Holdings plc.

99.3 Stockholders Agreement, dated as of May 10, 1999, by and among RNYC Holdings Limited, Congregation Beit Yaakov, Saban S.A., Mr. Edmond J. Safra and HSBC Holdings plc.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 19, 1999

                                HSBC HOLDINGS PLC


                                /s/ Richard E.T. Bennett
                                --------------------------
                                Name: Richard E.T. Bennett
                                Title: General Manager and
                                           Group Legal Advisor

                                                                        ANNEX A

                             Identity and Background
                             -----------------------

     The following table sets forth the names, addresses and principal occupations of the directors and executive officers of HSBC. Except as set forth below, the principal business address of each such director and executive officer is the address of HSBC Holdings plc, 10 Lower Thames Street, London EC3R 6AE, United Kingdom. Unless otherwise specified, each of such directors and executive officers is a citizen of United Kingdom of Great Britain and Northern Ireland.


Name and Principal Business
        Address                        Occupation
---------------------------            ----------

J R H Bond                      Group Chairman of HSBC
                                and executive Director

Baroness Dunn, DBE              Deputy Chairman and senior
John Swire & Sons Limited       non-executive Director of HSBC.
Swire House                     Executive Director of John Swire &
59 Buckingham Gate              Sons, Limited.
London SW1E 6AJ
United Kingdom

Sir Peter Walters               Deputy Chairman and senior
22 Hill Street                  non-executive Director.  Deputy
Mayfair                         Chairman of EMI Group plc.
London W1X 7FU
United Kingdom

K R Whitson                     Group Chief Executive and
                                executive Director.

Lord Butler, GCB, CVO           Non-executive Director.  Master,
The Master's Lodgings           University College, Oxford.
University College
Oxford OX1 4BH
United Kingdom

R K F Ch'ien, CBE               Non-executive Director.  Chairman,
3910-3911 Jardine House         Inchcape Greater China.  Director
1 Connaught Place Central       of Inchcape plc. Chairman of HSBC
Hong Kong SAR                   Private Equity Management Limited
Citizen of China                and Co-Chairman of Beijing CAST
                                Information System Technology Co.,
                                Ltd.

D E Connolly, OBE               Non-executive Director.  Chartered
1 Queen's Road Central          Accountant.
Hong Kong SAR

W R P Dalton                    Executive Director.  Director and Chief
                                Executive, Midland Bank plc and Chairman of Forward Trust Group Limited.

D G Eldon                       Executive Director.
1 Queens Road Central           Chairman of The Hongkong and
Hong Kong SAR                   Shanghai Banking Corporation Limited.

D J Flint                       Executive Director.  Group Finance
                                Director of HSBC.

W K L Fung, OBE                 Non-executive Director.  Group
Lifung Centre                   Managing Director and Chief
888 Cheung Sha Wan Road         Executive Officer of Li & Fung
Hong Kong SAR                   Limited.
Citizen of China

S K Green                       Executive Director Investment
                                Banking and Markets.

Lord Marshall                   Non-executive Director.
Berkeley Square House           Chairman of British Airways Plc, Inchcape
Berkeley Square                 plc and Ivensys plc.  Deputy Chairman of
London W1X 6BAof                British Telecommunications plc.
United Kingdom

C Miller Smith                  Non-executive Director. Chairman of
ICI Group Headquarters          Imperial Chemical Industries plc.
9 Millbank
London SW1P 3JF

Sir Brian Moffat, OBE           Non-executive Director.
British Steel plc               Chairman of British Steel plc.
15 Marylebone Road
London NW1 5JD

M Murofushi                     Non-executive Director.
ITOCHU Corporation              Chairman of ITOCHU Corporation.
54 Kita-Aoyama 2-Chome
Minato-Ku
Tokyo 107-8077 Japan
Citizen of Japan

Sir Wilfrid Newton, CBE         Non-executive Director.
24 Berkeley Square              Chairman of Raglan Properties plc, Jacobs
London W1X SHB                  Holdings PLC and Mountcity Holdings Limited.
United Kingdom

C E Reichardt                   Non-executive Director.
Wells Fargo Bank, NA
420 Montgomery Street
12th Floor
San Francisco, CA 94104
Citizen of the United States

H Sohmen, OBE                   Non-executive Director. Chairman
World Wide Shipping             of World-Wide Shipping Agency Limited,
23rd Floor                      World-Wide Shipping Group Limited,
9 Des Voeux Road West           World Maritime Limited, World Shipping and
Hong Kong SAR                   Investment Company Limited, World Finance
Citizen of Austria              International Limited and N&T Argonaut AB.

Sir Adrian Swire                Non-executive Director.
John Swire & Sons Limited       Executive Director and Honorary
Swire House                     President of John Swire & Sons Limited.
59 Buckingham Gate
London SW1E 6AJ
United Kingdom

R G Barber                      Group Company Secretary of HSBC.

D Beath                         General Manager and Group Audit
                                Controller of HSBC.

R E T Bennett                   General Manager and Group
                                Legal Adviser of HSBC.

I M Burnett                     Chief Executive, HSBC Americas Inc.
One HSBC Center                 and President and Chief Executive,
Buffalo, New York 14203         HSBC Bank USA.

V H C Cheng, OBE                Executive Director, The Hongkong
Hang Seng Bank                  and Shanghai Banking Corporation Limited
83 Des Voeux Road Central       and Chief Executive Officer, Hang Seng Bank.
Hong Kong SAR
Citizen of China

A Dixon, OBE                    Deputy Chairman, The British
East Building                   Bank of the Middle East.
312/45 Al-Suq Road
Bur Dubai, United
Arab Emirates

M F Geoghegan                   President and Chief Executive
Rua Tenete Francisco Ferreira   Officer of Banco HSBC Bamerindus.
de Souza 766 Bloco 2 ala 06
Presidencia
Vila Hauer Curitiba PR
CEP: 81-630-020 Brazil

A P Hope                        General Manager Group Insurance of HSBC.
Bishops Court
27/33 Artillery Lane
London E17LP
United Kingdom

A W Jebson                      Group General Manager Technical
                                Services of HSBC.

C P Langley, OBE                Executive Director, the Hongkong
Corporation                     and Shanghai Banking Limited.
1 Queen's Road Central
Hong Kong SAR


M B McPhee                      Group General Manager
                                Credit and Risk of HSBC.

A Mehta                         Chief Executive Officer, The Hongkong
1 Queen's Road Central          and Shanghai Banking Corporation Limited.
Hong Kong SAR
Citizen of India

Y A Nasr                        President and Chief Executive Officer,
Suite 300                       Hongkong Bank of Canada.
885 West Georgia Street
Vancouver, BC
Canada
Citizen of the United States

T W O'Brien                     Deputy Chairman and Chief Executive
No. 2 Leboh Ampang              Officer, HSBC Bank Malaysia Berhad.
50100 Kuala Lumpur

R M J Orgill                    Group General Manager and
                                Global Head of
                                Corporate and
                                Institutional Banking
                                of HSBC.

R C Picot                       Group Chief Accountant of HSBC.



J C S Rankin                    General Manager and Chief Executive Officer
21 Collyer Quay                 Singapore, The Hongkong and Shanghai
19-00 Hongkong Bank Building    Banking Corporation Limited.
Singapore 049320

R A Tennant                     General Manager Group Human Resources
                                of HSBC.

Exhibit
Number                           Description
----------------------------------------------------------

99.1                    Transaction Agreement and Plan
                        of Merger, dated as of May 10, 1999,
                        by and among HSBC Holdings plc,
                        Republic New York Corporation and
                        Safra Republic Holdings S.A.

99.2                    Stock Option Agreement, dated as of
                        May 10, 1999, by and between
                        Republic New York Corporation and
                        HSBC Holdings plc.

99.3                    Stockholders Agreement, dated as of
                        May 10, 1999, by and among RNYC
                        Holdings Limited, Congregation Beit
                        Yaakov, Saban S.A., Mr. Edmond J.
                        Safra and HSBC Holdings plc.